FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E.
6-14-02

02041297

Report of Foreign Issuer
June 14, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Statement of Wimm-Bill-Dann Foods OJSC

Moscow, 13 June 2002

A number of electronic and print media have circulated news that the exclusive rights for distribution of Wimm-Bill-Dann Foods OJSC juice products in Russia's Northwest Region have been granted to Euroservice Ltd.

In this connection, the management of Wimm-Bill-Dann Foods officially states that the circulated information is untrue.

The terms and conditions of the agreement between Wimm-Bill-Dann Foods OJSC and Euroservice Ltd. are standard for any new wholesale company.

Wimm-Bill-Dann's principles of building a regional distribution system preclude exclusivity of any wholesaler.

In making this statement, the management of Wimm-Bill-Dann Foods OJSC hopes that it is fully sufficient to prevent the further dissemination of the aforementioned unverified and incorrect information by other media.

Press Center
Wimm-Bill-Dann Foods OJSC
16 Yauzsky Boulevard, Moscow, Russia
Phone: +7 095 733-9726/9727
Fax: +7 095 733-9725
www.wbd.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________
Name: Maxim Byrdin
Title: Acting Chief Executive Officer

Date: June 14, 2002

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